Millipore Corporation
                                   Exhibit 11
                        Computation of Earnings Per Share
                      (In Thousands Except Per Share Data)

                                         Years Ended December 31,
Calculation of shares:        1995         1994          1993
Weighted average of shares
outstanding during the year   44,985 (b)   54,726 (b)    55,902 (b)

Shares outstanding from
 assumed exercise of stock    2,995        4,056         1,940
option

(Treasury Method)             (1,737)          (2,856)     (1,746)

(NQ tax benefit)              (465)        (438)                (22)

Weighted average shares and
 common stock equivalents
 outstanding during the year  45,778 (a)   55,488 (a)    56,074 (a)

 Additional shares assumed
 exercised with full                 0            0             0
dilution

Weighted average of shares
 used in calculation of
fully
 diluted earnings per share    45,778(a)   55,488(a)     56,074(a)

Net Income                    $ 85,354     $ 56,209      $34,603

Earnings per common share as
 reported in  the
Consolidated
 Financial Statements         $    1.90    $    1.03     $    0.62

Primary earnings per common   $    1.86    $    1.01     $    0.62(a)
share                         (a)          (a)

Net fully diluted earnings
per common share              $    1.86    $    1.01     $    0.62
                              (a)          (a)           (a)

(a)These calculations are submitted in accordance with Securities Exchange Act of 1934 Release N.
9083 although not required by APB No. 15 because they result in dilutions of less than 3%.
(b)Represents weighted average of shares outstanding used in the earnings per share calculations. Common stock equivalents for 1995, 1994, and 1993 were not included in the weighted average share computation as they were less than 3% dilutive.